3637 Fourth Street North, Suite 330

St. Petersburg, FL 33704

Office: 727-498-8514

LETTER OF INTENT FOR A PROPOSED JOINT VENTURE BETWEEN
AMERICAN GREEN ™ (AMERICAN GREEN CORP) AND
FUTUREWORLD CORP. (FUTUREWORLD CORP)

Letter of Intent

This Letter of Intent (“LOI”) summarizes the principal terms and conditions of the proposed Agreement between FutureWorld Energy, Inc., a Nevada corporation located at 3637 Fourth Street North, Suite 330, St. Petersburg, FL 33704 (hereafter “Company” or “FWDG”), and American Green Corp., a Nevada Company located at 1221 W Warner Rd Suite 103 Tempe, AZ 85284 (hereafter “Developer” or “AmGr”), referred to jointly in this document as the “Parties." Subject to the conditions set forth below and to the successful negotiation and execution of a definitive joint venture (“JV”) agreement (the “Agreement”, or “JV Agreement”), which will fully reflect the understanding and agreement of the Parties, the Company and Developer intend to consummate the following Letter of Intent:

Nature of Proposed Agreement

The Developer develops, manufactures and distributes “automated dispensaries”. It has spent the last year developing an "automated dispensary" that will offer the company's proprietary products to qualified adults in the US and around the world under its "American Green" brand. The Company's newly acquired YO! Debit Card has been rebranded as "ZaZZZ" for use in its proprietary machines and will be accepted at participating dispensaries and other select locations who become members of the ZaZZZ Network. The Company intends to engage Developer to provide development services, existing IP owned by the Developer and technology to aid production of legal medical/recreation marijuana dispensing and inventory tracking systems, and associated software (IP), the combined hardware/software product herein referred to as (the “Product”) and to brand Developer’s technology with Company’s CaNNaBoX™ and cross market the “automated dispensaries” around the nation for revenue sharing. The Company intends to work with the Developer to lay out specific marketing partnerships setting up regional, national and international strategies designed to achieve to 1000-1500 unit deployment desired by the Developer. The Top Level Design for the Product and its target platform will be discussed in length in the actual JV Agreement. The Parties agree to make every effort to complete the Product according to the JV Agreement.

General Scope

1.	The Parties desire to conduct a business operation together.
2.	Each party is willing to make a tangible contribution as an investment to the JV of money to finance the operation, equipment and other assets, securities, Intellectual Property and or other products or services, or a combination thereof.
a)	It is agreed that the most desirable form of business for conducting the operation is a Joint Venture to be established for this purpose.
b)	Ownership interest by each party in the Joint Venture shall be determined.
c)	Contribution by each Party shall be proportional to its ownership interest.
3.	For the reason recited above, and in consideration of the mutual terms contained in this LOI, we propose the following:

Contributions

FutureWorld Corp, Inc.

1.	Provide and contribute initial marketing cost for the joint development of the medical/recreational marijuana dispensers nationally under CaNNaBoX™ brand.
2.	Technical design support for the development, improvements and integration of business applications, if applicable.
3.	Provide limited rights to the Company’s wireless, wireless mesh and other sensor based technologies in order to develop joint applications applicable to the ZaZZZ / CaNNaBoX Machines, if applicable.
4.	Sales and marketing of Joint Venture Products regionally, nationally, and internationally.

American Green Corp.

1.	Provide the Joint Venture limited rights to patents or the particular IP related to the medical/recreational marijuana dispensing Machines (ZaZZZ). This will include any and all patents derived from the initial joint efforts and any future re-development of the medical marijuana dispensers and associated products and services.
2.	Provide Access to Preliminary Source Code for the development of software for the JV products (and access to all future patches or enhancements) and assign limited rights for use of patent to the JV Company for modification and development to enable the development of new applications.

3.	Provide Software and Hardware Resources (to be determined), to assist in the development of products and applications.
4.	Provide exclusive design and manufacturing services to the JV, internally or externally, required for the Products.
5.	Second-line post-sale technical support resources.
6.	Post-development technical resources for maintaining and augmenting the dispensaries as needed.

Joint Venture Rights:

1.	The rights to integrate 3rd party application if required into the jointly developed products and services.
2.	American Green will be required to place the source code, patent documentation and intellectual property rights in escrow for the JV to protect future availability in the event of a discontinuation of the product by American Green or a bankruptcy, sale, or acquisition of American Green.
3.	JV shall have the rights to market the JV Product under the brand CaNNaBoX™ without limitation other than those imposed by government agencies. These rights shall not negate the individual product rights of each party to market and brand their products without limitation.
4.	Subsequently All Products developed jointly or patents obtained will be the property of the Joint Venture.
5.	Neither party shall assign or transfer his or her rights or duties in the joint venture without the express written consent of the other party.

Post JV Formation Rights of Provision:

1.	American Green may distribute their products globally to all vertical markets with no exceptions. American Green’s present and future products will not in any ways be subject to this JV and have limitations of any kind.
2.	American Green will retain the rights to all software and hardware applications developed outside of the JV.
3.	Ownership changes in American Green or FutureWorld shall have no effect on rights assigned to the Joint Venture.
4.	All Products shall bear American Green’s logos and marks, expressly including the American Green brand.

5.	American Green shall own all network information, metadata and other electronic information generated by the Products and/or the JV.
6.	American Green shall manage and control all advertising revenues generated by the Products, subject to revenue share agreement with JV and/or FWDG.
7.	There will be no direct compensation to the party paying for machine production. For the machines that are placed as part of this JV effort, any rev share should be weighted in favor of the party who purchase the unit until the cost of that unit is mitigated. Initially there should be an 80/20 on delivery, until the cost of the machine is paid off, in favor of the developer, and then to FWDG for the life of the agreement. FWDG may decide to split the hard cost on the way in and take the higher percentage from the start.

Additional Items for Discussion on the JV agreement:

1.	Management of Joint Venture.
2.	Term of Joint Venture.
3.	Marketing of jointly developed technology beyond the Hemp and Marijuana sector.
4.	Valuation of initial and ongoing contributions by either Party.
5.	FWDG access to network information, metadata and other electronic information generated by the Products and/or the JV.
6.	Revenue share on delivery charges and advertising revenue.

Additional Items:

Costs. Each party shall pay its own expenses incurred in connection with the transaction (“Transaction”) contemplated herein.

Execution of Definitive Agreements and Closing. The execution of the Definitive Agreements shall occur no later than June 1, 2014 (the “Execution Date”) and the closing (“Closing”) shall occur no later than June 12, 2014 (the “Closing Date”), provided that these dates may be extended by mutual written agreement between the Parties.

Disclosure. Except as and to the extent required by law, court order or the rules or regulations of any securities exchange or governing body with jurisdiction over the Parties, without the prior written consent of the other party, neither the Parties nor their respective agents will, and each will direct its representatives not to make, directly or indirectly, any public comment, statement, or communication with respect to, or otherwise to disclose or to permit the disclosure of the existence of discussions regarding, the Transaction between the Parties or any of the terms, conditions, or other aspects of the Transaction. If a party is required to make any such disclosure, it must first provide to the other party the content of the proposed disclosure, the reasons that such disclosure is required, and the time and place that the disclosure will be made. The Parties will cooperate with each other in making any disclosures regarding the proposed Transaction and as to the form and substance of any press releases, announcements and other disclosures, provided that no press release may be released by a party without the prior written approval of the other party, which consent shall not unreasonably be withheld or delayed.

Conditions to Closing. Completion of the Transaction will be conditional upon, among other things, the following:

a.	The Parties shall be satisfied that there have been no adverse changes to the business or financial condition of the other party between the date of this Letter of Intent and the Execution Date;
b.	Both Parties shall be in good standing as corporations in their jurisdictions of incorporation;
c.	Approval of the Boards of Directors of ERBB and FWDG;
d.	All consents, permits and other approvals required or deemed advisable by legal counsel for the Transaction shall have been obtained;
e.	No law or order shall have been enacted, entered, issued, promulgated or enforced by any governmental entity, which prohibits the Transaction contemplated by this LOI or which would not permit Provision’s business as presently conducted to continue unimpaired following the Closing Date; and
f.	The representations and warranties of the Parties herein contained shall be true in all material respects at the Closing Date and with the same effect as though made at that time.

Termination. In the event that (i) Definitive Agreements are not executed on or before the Execution Date, this LOI will terminate automatically upon such date, subject to any extension to the Closing Date as set forth above. In addition, this LOI may be terminated at any time by mutual written agreement of the Parties. Upon any such termination, no party will be under any further obligation hereunder.

Jurisdiction. This LOI will be governed by and construed in accordance with the law of the State of Nevada and the Parties hereby submit to the jurisdiction of the Courts of competent jurisdiction of the State of Nevada in any proceeding hereunder.

Miscellaneous. This LOI constitutes the entire agreement between the Parties with respect to the subject matter hereof.

The provisions of this LOI do not constitute and will not give rise to any legally binding obligation on the part of ERBB or FWDG. Moreover, no past or future action, course of conduct or failure to act or relating to the negotiation of the terms of the Definitive Agreements, will give rise to or serve as a basis for any obligation or other liability on the part of ERBB or FWDG.

This LOI may be executed in several counterparts, each of which will be deemed to be an original and all of which will together constitute one and the same instrument. In the event that any signature is delivered by facsimile transmission or by an e-mail which contains a portable document format (.pdf) file of an executed signature page, such signature page shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

FUTUREWORLD ENERGY, INC.

By:_____/s/ Sam Talari___________________

Name: Sam Talari
Title: Chief Executive Officer

Acknowledged and agreed to on the date set forth above:

AMERICAN GREEN, Corp.

By:_____/s/ Stephen Shearin_________________

Name: Stephen Shearin
Title: Chief Operating Officer